As filed with the Securities and Exchange Commission on December 19, 2003.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

Representing Ordinary Participation Certificates

CARSO GLOBAL TELECOM, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

Christopher Sturdy

The Bank of New York

101 Barclay Street, 22nd Floor

New York, New York 10286

(212) 815-2095

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Jorge U. Juantorena, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Ordinary Participation Certificates	50,000,000 American Depositary Shares	$5.00	$2,500,000	$202.25
Ordinary Participation Certificates representing shares of Class A-1 Common Stock of Carso Global Telecom, S.A. de C.V.	100,000,000 Ordinary Participation Certificates	$0 (2)	$0 (2)	$0

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or 200 Ordinary Participation Certificates

(2)

No fee is charged for issuance of Ordinary Participation Certificates

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet – American Depositary Shares

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 10, 11 and 15
(iii) The collection and distribution of dividends	Articles number 4, 9, 10, and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 10, 11, 13 and 15
(v) The sale or exercise of rights	Articles number 9, 10 and 15
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 9, 10, 12 and 15
(vii) Amendment, extension or termination of the deposit agreement	Articles number 17 and 18
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 13
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3,4 and 6
(x) Limitation upon the liability of the depositary	Articles number 3, 9, 15 and 18
3. Fees and Charges	Articles number 3 and 6

Item - 2.

Available Information

The foreign issuer furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Article number 13

Cross Reference Table – Ordinary Participation Certificates

Information about the Ordinary Participation Certificates required in Item 1 of Form F-6 is set forth in Article 23 of the Form of Receipt.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Form of Amended and Restated Deposit Agreement dated as of December __, 2003, among Carso Global Telecom, S.A. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit 1.1.

a-2.

Trust Agreement between Grupo Carso , S.A. de C.V., as settlor, and Banco Inbursa, S.A., as trustee, dated March 22, 1996 (together with an English translation). – Filed herewith as Exhibit 1.2.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. -- Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a-1) above.

d-1.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.1.

d-2.

Opinion of Raúl Humberto Zepeda Ruiz, counsel for Banco Inbursa, S.A., as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466.  --  Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on   December 19, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Participation Certificates representing financial interests in shares of Class A-1 Common Stock of Carso Global Telecom, S.A. de C.V.

By:

The Bank of New York,

As Depositary

By: /s/ Dori A. Flanagan

Name: Dori A. Flanagan

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on December 19, 2003.

Legal entity created by the agreement for the issuance of Ordinary Participation Certificates representing financial interests in shares of Class A-1 Common Stock of  Carso Global Telecom, S.A. de C.V.

By:

Banco Inbursa, S.A.,

As Trustee

By:

Raúl Humberto Zepeda Ruiz

Name: Raúl Humberto Zepeda Ruiz

Title: Delegado Fiduciario

Pursuant to the requirements of the Securities Act of 1933, Carso Global Telecom, S.A. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on December 19, 2003.

CARSO GLOBAL TELECOM, S.A. DE. C.V.

By:  /s/ Armando Ibañez Vazquez
Name: Armando Ibañez Vazquez

Title: Chief Financial and Administrative Officer

Each person whose signature appears below hereby constitutes and appoints Armando Ibañez Vazquez his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys’ full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any one of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 19, 2003.

/s/ Jaime Chico Pardo

Chief Executive Officer and Vice-Chairman

Jaime Chico Pardo

of the Board

/s/ Armando Ibañez Vazquez

Chief Financial Officer

Armando Ibañez Vazquez

/s/ Armando Ibañez Vazquez

Chief Administrative Officer

Armando Ibañez Vazquez

___________________________________

Director and Chairman Emeritus

Carlos Slim Helú

/s/ Carlos Slim Domit

Director and Chairman of the Board

Carlos Slim Domit

_________________________________

Director

Claudio X. González Laporte

/s/ Jose Kuri Harfush

Director

Jose Kuri Harfush

/s/ Juan Antonio Pérez Simón

Director

Juan Antonio Pérez Simón

/s/ James Nakfoor

Authorized Representative in the United States

James Nakfoor

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.1

Form of Amended and Restated Deposit Agreement dated as of December ___, 2003, among Carso Global Telecom, S.A. de C.V., The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

1.2	Trust Agreement dated March 22, 1996 between Grupo Carso, S.A. de C.V., as settlor, and Banco Inbursa, S.A., as trustee (together with an English translation)

4.1	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

4.2	Opinion of Raúl Humberto Zepeda Ruiz, counsel for Banco Inbursa, S.A., as to the legality of the securities to be registered.